[redacted]

11023411

MM

SEC
Mail Processing
Section

OCT 2 0 2011

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Ch-D
10/24/2011

ANNUAL AUDITED REPORT
(A) FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Stein 212-338-3226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSiena CPAs, LLP
(Name – *if individual, state last, first, middle name*)

450 Seventh Avenue, Suite 801 (Address) New York (City) NY (State) 10123 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W 10/28/11

OATH OR AFFIRMATION

I, Howard Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN M BODINE
Notary Public - State of New York
NO. 01806231369
Qualified in New York County
My Commission Expires 11/22/14

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. Operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTG, LLC
FINRA CRD #: 47788

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

MTG, LLC
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2010 and 2009

CONTENTS

AUDITED FINANCIAL STATEMENTS:

DiSiena

CPAs

INDEPENDENT AUDITOR'S REPORT

The Members of
MTG, LLC

We have audited the accompanying statements of financial condition of MTG, LLC as of December 31, 2010 and December 31, 2009 and the related statements of operations, changes in members' equity, cash flow for the years then ended. These financial statements are the responsibility of MTG, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTG, LLC at December 31, 2010 and December 31, 2009, and the results of its operations and cash flows for the years ended December 31, 2010 and December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena CPAs, LLP

DiSiena CPAs, LLP
New York, New York
February 11, 2011

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

MTG, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2010	2009
ASSETS		
CURRENT ASSETS:		
Cash (Note 6)	$ 169,259	$ 2,140,687
Special Reserve Bank Account (Note 7)	1,201	0
RECEIVABLES:		
Due from Related Party (Note 11)	53,371	134,849
Other Receivable	4,348	0
TOTAL CURRENT ASSETS	228,179	134,849
OTHER ASSETS:		
Bank ACH Account (Note 6)	121,794	0
Clearing Deposit (Note 3)	250,000	250,000
TOTAL ASSETS	$ 599,973	$ 2,525,536
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 24,796	$ 0
Accrued Expenses (Notes 2b)	10,734	182,410
TOTAL CURRENT LIABILITIES	35,530	182,410
OTHER LIABILITIES:		
Customer Deposits	692	0
Bank ACH Liability (Note 6)	121,103	0
Subordinated Loans Payable (Note 5)	215,000	215,000
TOTAL LIABILITIES	372,325	397,410
MEMBERS' EQUITY: (Note 12)		
Members' Net Investments - Beginning	2,128,126	650,585
Capital Contribution	1,082,984	100,000
Distributions	(1,501,129)	(2,268,082)
Net Profit (Loss)	(1,482,333)	3,645,623
TOTAL MEMBERS' EQUITY	227,648	2,128,126
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 599,973	$2,525,536

The accompanying notes are an integral part of these financial statements.

MTG, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
OPERATING INCOME		
Commission Income	$ 137,812	$ 4,465,172
Referral Income	41,709	518,202
Administrative Income	723,528	205,000
TOTAL OPERATING INCOME	**903,049**	**5,188,374**
OTHER INCOME		
Other Income	134,360	0
Interest Income	5,056	15,545
TOTAL INCOME	1,042,465	5,203,919
EXPENSES		
TOTAL EXPENSES (Note 4)	2,524,798	1,413,296
Profit (Loss) Before Income Taxes	(1,482,333)	3,790,623
Provision for Income Taxes	0	145,000
NET PROFIT (LOSS)	$(1,482,333)	$3,645,623

The accompanying notes are an integral part of these financial statements.

MTG, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	2010	**2009**
January 1	**$ 2,128,126**	**$ 650,585**
Contributions	1,082,984	100,000
Net Profit (Loss)	(1,482,333)	3,645,623
Distributions	(1,501,129)	(2,268,082)
December 31	**$ 227,648**	**$2,128,126**

The accompanying notes are an integral part of these financial statements.

MTG, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (1,482,333)	$ 3,645,623
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in Accounts Receivable	77,130	364,994
Increase (decrease) in Accounts Payable & Accrued Expenses	(146,880)	(810,325)
Bank ACH Account	(121,794)	0
Increase (decrease) in Bank ACH Liability	121,103	0
Clearing Deposit	0	(250,000)
Total adjustments	(1,552,774)	(695,331)
NET CASH PROVIDED BY/(USED) IN OPERATING ACTIVITIES:	(1,552,774)	2,950,292
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in Customer Deposits	692	0
Member distributions	(1,501,129)	(2,268,082)
Increase (decrease) in Capital Contribution	1,082,984	100,000
Increase (decrease) in Subordinated Loans Payable	0	215,000
NET CASH (USED) IN FINANCING ACTIVITIES:	(417,453)	(1,953,082)
NET INCREASE (DECREASE) IN CASH	(1,970,227)	997,210
CASH, Beginning of Year	2,140,687	1,143,477
CASH, End of Year	$ 170,460	$ 2,140,687

The accompanying notes are an integral part of these financial statements.

MTG, LLC
STATEMENTS OF CHANGES IN LIABILITIES
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Subordinated liabilities – January 1, 2010	$ 215,000
Changes during the year ended December 31, 2010	0
Subordinated liabilities – December 31, 2010	$ 215,000
Subordinated liabilities – January 1, 2009	$ 0
Changes during the year ended December 31, 2009	215,000
Subordinated liabilities – December 31, 2009	$ 215,000

The accompanying notes are an integral part of these financial statements.

MTG, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2010	2009
Net Capital		
Total members' equity	$ 227,648	$ 2,128,126
Subordinated Loans	215,000	-
Receivables not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(57,719)	(134,849)
Net adjusted capital	$ 384,929	$ 1,933,277
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accrued Expenses/Accounts Payable	$ 35,530	$ 182,410
Total Aggregate indebtedness	$ 35,530	$ 182,410
Computation of basic net capital requirement		
Minimum net capital required (Note 8):	$ 250,000	$ 12,161
Excess net capital	$ 134,929	$1,921,116
Ratio: Aggregate indebtedness to net capital	.09 to 1	.09 to 1
Reconciliation with company's computation (Included in Part II of Form X-17A-5 as of December 31, 2010 and 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 269,559	$ 256,307
Non allowable Receivables	(57,719)	-
Accrual for provision for income taxes	-	(145,000)
Adjustment of non-allowable receivables	(41,911)	0
Addition of subordinated loans payable allowable	215,000	0
Reversal of accrued research costs	-	1,881,970
Net adjusted capital per above	$ 384,929	$ 1,993,277

The accompanying notes are an integral part of these financial statements.

MTG, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

MTG, LLC (the "Company" or "MTG") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of referral fee transactions, administrative fees and commission income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On August 9, 2004, Park Hill Capital, Inc., a Connecticut corporation agreed to merge with and into MTG, LLC, by written consent in accordance with the laws of the State of New York on October 29, 2004 and the separate existence of Park Hill Capital, Inc. ceased. The merger was consummated for the purpose of reorganizing Park Hill Capital, Inc. in New York as a limited liability company.

a. **Referral Income**. The Company refers investors to other broker-dealers who pay commissions based on the volume of securities transactions. Referral income is recorded based on contractual rates. Referral income is received monthly, but recognized as securities transactions occur.
b. **Commission Expenses**. Commission expenses are recorded as securities transactions occur.
c. **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.
d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.
e. **Income Taxes.** The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. For the years ended December 31, 2010 and 2009, no provision was made for any taxes since this entity is disregarded for income tax purposes, except for a provision for NYC UBT (Unincorporated business tax); no provision is provided in 2010.

3. CLEARING DEPOSIT

On November 11, 2009, The Company deposited $250,000 into Penson Financial Services as a clearing deposit. Clearing deposits require the Company to deposit money with a clearing firm to cover any obligations that may arise from the clearance of the introducing firm's accounts (*e.g.*, unsecured customer debit balances). Such clearing deposits are typically retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the introducing firm, as long as the introducing firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

4. ACCRUED EXPENSES

As of December 31, 2010, there are no known claims from third party research firms and / or any other related parties. In 2010, there was $2,382,984 in payments made to research firms.

5. SUBORDINATED LOANS PAYABLE

On September 25, 2009, The Company entered into separate loan agreements with individuals who are friends of the firm and who have no other business affiliation with the company or any of its affiliates. The cash proceeds covered by the agreements shall be used and dealt with by the firm as part of its capital. MTG promises to pay to the lenders the principal and interest payable at the rate of 8 percent per annum. The four subordinated loans of $215,000 have a maturity date of September 1, 2012. Consequently, the firm submitted the subordinated loan agreements with the Financial Industry Regulatory Authority, Inc (FINRA) for approval and consideration for their treatments into the firm's net capital requirement. On March 9, 2010, FINRA approved the firm's subordinated loan agreement applications with an effective date of March 3, 2010.

6. BANK ACH ACCOUNT

The Company uses its ACH transactional account to receive funds from and send funds to customers via ACH. When funds are sent to the ACH Account, there is a 48 hour settlement window that is imposed by the rules of the ACH network. During the 48 hour settlement window, the Bank makes a provisional credit to the Company's account under a line of credit the Company has with the Bank. The provisional credit is owed to the Bank and is subject to reversal until the 48 hour settlement window passes. After the Bank confirms receipt of the funds sent via ACH and the 48 hour window passes, they become settled funds. Upon settlement, amounts that remain in Bank that are attributable to customer accounts are owed to the customer.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company maintains a Special Reserve Bank Account for the exclusive benefit of customers of the Company. The Company maintains a balance of $1,201 in this account and as of December 31, 2010, there have been no instances where the balance has been greater than the reserve. If the Reserve Bank Account balance is less than the required amount, necessary deposits must be made by one hour following the opening of banking business on the second business day following this computation. (Generally computations are made on Friday and deposits must be made by Tuesday morning.) Please see ***supplementary information***.

8. INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frame required under Rule 15c3-3. There were none as of December 31, 2010.

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3. There were none as of December 31, 2010.

9. CUSTOMER SEGREGATED FUNDS

The Company does not maintain any customer funds in its Special Reserve Bank Account for the Exclusive Benefit of Customers.

10. SPECIAL OMNIBUS ACCOUNT

MTG maintains control of all fully paid securities by holding them in a special omnibus account in the name of MTG, LLC at Penson Financial Services, Inc. ("Penson"), a FINRA member broker-dealer. The Company has instructed Penson to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of Penson or any person claiming through Penson.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

As of December 31, 2010, the Company's requirement under Rule 15c3-1 was to maintain minimum net capital, as defined, equal to the greater of the minimum amount of $250,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2010, the Company had net capital of $384,929 which was $134,929 in excess of the Company's required minimum net capital of $250,000.

As of December 31, 2009, the Company's requirement under Rule 15c3-1 was to maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2009, the Company had net capital of $1,933,277 which was $1,921,116 in excess of the Company's required minimum Net Capital of $12,161.

12. RELATED PARTY TRANSACTIONS

At year-end 2010, MTG and NavPoint, LLC ("NavPoint"), a FINRA member broker-dealer, were affiliated through common ownership. During 2010 MTG maintained an administrative service relationship with NavPoint under which MTG provides resource for back-office operations, technical support, office space and equipment to NavPoint.

Under the administrative services relationship NavPoint made monthly payments to MTG for those services. In addition, during 2010 MTG received referral revenue from NavPoint for business that MTG referred to NavPoint.

At year-end 2010, MTG and Madison Trading, LLC ("Madison") were affiliated through common ownership. Madison Trading is a services and payroll provider for its related entities, allowing the related entities to efficiently share resources. MTG maintains an expense sharing agreement with Madison Trading. Under the Expense Sharing Agreement Madison Trading provides services to MTG which include office space, utilities, telephone equipment, information technology services, and personnel.

13. CHANGE IN OWNERSHIP/SUBSEQUENT EVENTS

On November 19, 2010, MT Trading, LLC, the parent entity of MTG and Betterment Holdings, Inc. entered into a purchase contract under which Betterment Holdings, Inc. will acquire 100% of the outstanding equity interest in MTG. Under the purchase contract, the acquisition is to occur in two phases. In the first phase, completed November 23, 2010, Betterment Holdings, Inc. acquired 20% of the outstanding equity interest in MTG for $20,800. In the second phase, which is yet to be completed, Betterment Holdings, Inc. will acquire the remaining 80% of the outstanding Equity interest in MTG in exchange for $83,200. In connection with the purchase contract MTG, LLC has filed a Continuing Membership Application with FINRA under NASD Rule 1017 to obtain approval for the acquisition.

Betterment LLC is a wholly owned subsidiary of Betterment Holdings, Inc. which is an SEC Registered Investment Adviser. MTG provides brokerage services to clients of Betterment LLC and licenses the Betterment name from Betterment Holdings, Inc. As of the date of this submission, MTG is not an affiliate of Betterment LLC or Betterment Holdings, Inc. Betterment Securities is a DBA of MTG that the firm has registered with FINRA in use with its retail operation.

DiSiena
CPAs

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

The Owners of
MTG, LLC

In planning and performing our audit of the financial statements of MTG, LLC (the Company), for the years ended December 31, 2010 and December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as-required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we' considered relevant to the objectives stated in rule 17 a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

5. These are the procedures performed regarding Rule 17a-d (e)(4):
(1) A comparison of listed assessment payments with respective cash disbursements record entries.
(2) We compared amounts reflected in the annual report required by paragraph (d) of this section, with amounts reported in the Annual General Assessment Reconciliation (Form SIPC-7);
(3) Comparison of adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments;
(4) Proof of arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments; and,
(5) Comparison of the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiSiena CPAs, LLP
New York, New York

February 11, 2011

DiSiena
CPAs

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5(e)(4)

The Owners of
MTG, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by MTG, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or *specified parties of report*], solely to assist you and the other specified parties in evaluating MTG, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MTG, LLC's management is responsible for MTG, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. There were no listed assessment payments in Form SIPC-7 due to a overpayment and credit and noted no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiSiena CPAs, LLP
New York, New York

October 19, 2011

MTG, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

MTG's must maintain a balance in the Special Reserve Bank Account for the Exclusive Benefit of Customers of no less than the total credits in line 15. If the Reserve Bank Account balance is less than the required amount, necessary deposits must be made by one hour following the opening of banking business on the second business day following this computation. (Generally computations are made on Friday and deposits must be made by Tuesday morning.)

Amount Required to be maintained in the Specials Reserve Bank Account as of 10:00 am two business days from today	Amount Maintained in the Special Reserve Bank Account as of this Computation
$691.95	$1,201

MTG, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

Computation Table	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts. (See Note A)	$691.95	0
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B.)	$ 0	0
3. Monies payable against customers' securities loaned (See Note C.)	$ 0	0
4. Customers' securities failed to receive (See Note D.)	$ 0	0
5. Credit balances in firm accounts which are attributable to principal sales to customers.	$ 0	0
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	$ 0	0
7. Market value of short security count differences over 30 calendar days old.	$ 0	0
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	$ 0	0
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	$ 0	0
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection. (See Note E.).	$ 0	0
11. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	$ 0	0
12. Failed to deliver of customers' securities not older than 30 calendar days.	$ 0	0
13. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts. (See Note F.).	$ 0	0
14. Excess of total credits (sum of items 1 - 9) over total debits (sum of items 10 - 13) required to be on deposit in the "Reserve Bank Account" (Rule 15c3 -3). If the computation is made monthly as permitted by this section, the deposit shall be not less than 105 percent of the excess of total credits over total debits.	$ 691.95	0
	Total credits	Total debits
15. Excess of total credits (sum of items 1-9) over total debits (sum of items 10-14) required to be on deposit in the "Reserve Bank Account" (Rule 15c3-3(e)). If the computation is made monthly as permitted by this section, the deposit shall be not less than 105 percent of the excess of total credits over total debits.	$691.95	0

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17-A-5 Part II filing.